November 15, 2007

Neonode Inc.
4000 Executive Parkway, Suite 200
San Ramon, California 94583

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Neonode Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission, including a prospectus covering the resale of up to 1,718,553 shares of common stock (the “Common Shares”), up to 1,322,135 shares of common stock that may be issued upon the conversion of notes (the “Note Shares”) and up to 1,632,449 shares of common stock that may be issued upon the exercise of warrants (the “Warrant Shares”).

In connection with this opinion, we have examined the Registration Statement and related Prospectus, the Company’s Certificate of Incorporation, as amended, and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

Based on the foregoing, and in reliance thereon, we are of the opinion that the Common Shares have been validly issued and are fully paid and non-assessable, and the Note Shares and Warrant Shares, when issued upon conversion of the notes and exercise of the warrants, respectively, in accordance with their terms, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cooley Godward Kronish llp

/s/ Jodie M. Bourdet
Jodie M. Bourdet

1063440 v1/SF

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